Exhibit 99.22

ENERGY FUELS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD
FRIDAY, FEBRUARY 10, 2012

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that an annual and special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the National Club, 303 Bay Street, Toronto, Ontario, Canada on Friday, February 10, 2012 at 10:00 am (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended September 30, 2011, together with the report of the auditor thereon;

2.	to elect directors of the Corporation;

3.	to appoint the auditor of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditor;

4.

to consider and, if thought advisable, to pass an ordinary resolution approving the renewal of the Corporation’s existing Shareholder Rights Plan for a further three-year term, as more particularly described in the accompanying management information circular (the “Circular”);

5.

to consider and, if thought advisable, to pass ordinary resolutions authorizing the issuance of common shares of the Corporation pursuant to an arrangement (the “Arrangement”) between the Corporation and Titan Uranium Inc. (“Titan”), pursuant to which, among other things, the Corporation will acquire all of the issued and outstanding common shares of Titan and the shareholders of Titan will receive, for each whole common share of Titan held, 0.68 of a common share of the Corporation, all as more particularly described in the Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CIBC Mellon Trust Company by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, no later than 5:00 p.m. (Toronto time) on February 8, 2012, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated at Toronto, Ontario this 10th day of January, 2012.

BY ORDER OF THE BOARD
(signed) “Stephen P. Antony”
Stephen P. Antony, President
and Chief Executive Officer